

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/00074/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 17, 2005

05005975

SUPPL

President
The Stock Exchange of
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: PTTEP's Divestment of Medco
Reference: Letter PTTEP No. 1.910/ 00040 / 2005, dated February 1, 2005

Reference is made to PTTEP Offshore Investment Company Limited (PTTEPO), a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which holds a 34.20% indirect stake in PT Medco Energi Internasional Tbk. (Medco), an Indonesian petroleum exploration and production company, through a 40% stake in New Links Energy Resources Limited (New Links) (New Links holds 85.51% stake in Medco).

In order to support the Company's current investment strategy, which focuses on direct investment in petroleum assets instead of investment through holding companies, PTTEP wishes to announce that on February 17, 2005, PTTEPO completed the sale of all of its shares in New Links to Encore Int'l Limited (Encore), in the total amount of USD 236.5 million for the shares and warranty claims, equivalent to approximately Baht 9,063 million (at Baht 38.33 per USD). The value of the acquisition in 2001 was USD 226.37 million, equivalent to approximately Baht 9,898 million (at Baht 43.73 per USD). PTTEPO has been receiving dividends in the total amount of USD 33 million, equivalent to approximately Baht 1,419 million since the acquisition.

In accordance with the Notification of the Stock Exchange of Thailand, "Disclosure of Information and Other Acts of Listed Companies concerning the Acquisition and Disposition of Asset", the above-mentioned sale is classified as a Class 3 transaction with the calculated value of the disposed assets, compared with PTTEP assets, falling below 15 percent. The Company is required to disclose this transaction to the Stock Exchange of Thailand immediately.

Yours sincerely,

Maroot Mrigadat
President

มีประสิทธิภาพ โปร่งใส ก้าวไกล มั่นคง ปตท.สผ. รณรงค์ส่งเสริม "บรรษัทภิบาล"
Effectiveness and Transparency drive our Growth and Stability - At PTTEP we commit to strong "Corporate Governance"

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟ็กซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444 http://www.pttep.com

No.05/2005

PTTEP Completed Sales of Shares in New Links to Encore Following Change of Investment Strategy

PTT Exploration and Production Public Company Limited (PTTEP), through its subsidiary, PTTEP Offshore Investment Company Limited (PTTEPO), has sold its 40% equity in New Links Energy Resources Limited (New Links) to Encore Int'l Limited (Encore) with a total cash received of US$ 236.5 million. The share purchase agreement had been signed on 29 January 2005 and the transaction was completed on 17 February 2005. New Links holds 85.5% equity in PT Medco Energi Internasional Tbk. (Medco). Accordingly, the shares sold by PTTEPO constituted 34.20% indirect equity in Medco.

The share sale was conducted jointly through a competitive bidding process with Cumin Limited (CSFB) who held another 19.9% interest in New Links. Subsequently, Encore, as an existing shareholder, exercised its pre-emptive right over all of PTTEPO's and Cumin's shares. As a result, Encore is now the sole owner of New Links.

PTTEP became a 34.18% shareholder of Medco through its acquisition of New Links shares in December 2001. An additional 0.02% interest was acquired in April of the following year by tender offer. The total acquisition costs were US$ 226.37 million. The strategy then was to establish its presence in an active and prolific petroleum exploration and production business in Indonesia through a leading exploration and production company in the country.

Throughout its 3-year participation in Medco, PTTEP has received a total of US$ 33 million in dividends. The company has gained knowledge and experience of the local environments and how the business is conducted in the country. Moreover, along the course of working together, both companies have mutually transferred expertise and built a strong partnership. Such has strengthened PTTEP's future investment in Indonesia.

The current share sale is driven by the change of PTTEP's investment strategy. Said Mr. Maroot Mrigadat (มารุต มฤคทัต), President of PTTEP, *"we are now focusing on direct investment in E&P at the asset level instead of through holding companies"*. While PTTEP focuses its intension on the upstream petroleum business, Medco has gradually become an integrated energy company by expanding its investment into related energy business such as power generation. Indonesia's electricity demand has been recognized for its high growth potential. According to Mr. Maroot,


Navamindra Petroleum Area


PTTEP

"despite our divestment from Medco, we will maintain our good partnership and close cooperation and both companies will jointly seek E&P investment opportunities in Indonesia".

PTTEP will use the proceeds from the sales to re-invest in the E&P opportunities domestically as well as internationally, including Indonesia, Middle East and Africa to fuel its future growth.

February 18, 2005
For more information, please contact
Sidhichai Jayant/Tongchit Wattanametee
External Relations Department
Tel. +66 (02) 537 4000